UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Conversion to ADS / Timetable / Town Hall Video dated 21 November 2025

Press Release

21 November 2025

Argo Blockchain plc

("Argo" or "the Company")

Conversion to American Depositary Shares
Timetable
Town hall meeting video

Argo Blockchain plc provides the following updates regarding its proposed restructuring plan under Part 26A of the Companies Act 2006 (the "Restructuring Plan").

Conversion to American Depositary Shares

If the Restructuring Plan is sanctioned by the High Court of Justice in London (the "Court"), the Company will be de-listed from the London Stock Exchange.  The Company will establish a matched bargain facility with JP Jenkins to permit trading of its ordinary shares "off-market" post de-listing for a period of six months.  Shareholders also have the option to convert their holding of ordinary shares into American Depositary Shares ("ADSs"), which, subject to the Company regaining and maintaining compliance with The Nasdaq Stock Market LLC's ("Nasdaq's") applicable listing criteria, can be freely traded on Nasdaq.

Shareholders wishing to convert ordinary shares into ADSs should contact their broker or investment advisor with instructions to transfer ordinary shares to JPMorgan Chase Bank, London, as custodian (see https://adr.com/drprofile/040126104).

JPMorgan Chase Bank, N.A., as depositary for the ADSs (the "Depositary"), will charge a fee of US$5.00 (five US dollars) for each 100 ADSs (or portion thereof) issued upon conversion of ordinary shares for conversions occurring both before and, if sanctioned, after the implementation of the Restructuring Plan; the Shareholder's stockbroker may also charge fees.

To convert ordinary shares into ADSs before implementation of the Restructuring Plan, Shareholders will need to convert a minimum of ten ordinary shares because one ADS currently represents ten ordinary shares.

To convert ordinary shares into ADSs after implementation of the Restructuring Plan, Shareholders will need to convert a minimum of 2,160 ordinary shares, because Argo will adjust the ADS ratio so that one ADS will represent 2,160 ordinary shares.  The ratio change is necessary for the Company to regain compliance with Nasdaq listing requirements.

The effect of the ratio change will be that persons with an interest (through the holding of ADSs) in fewer than 2,160 ordinary shares will be left with an entitlement to a fractional interest in an ADS. Where this happens, the Depositary will arrange for all fractional entitlements to be aggregated and sold and will distribute the sale proceeds (net of transaction fees) on a pro rata basis to ADS holders that would otherwise be entitled to receive a fractional ADS according to the extent of their fractional interests. If the result of the ratio change is that an ADS holder does not receive a whole ADS or any distribution from the liquidation of all aggregated fractional entitlements, they will be entitled, upon request to the Company, to claim US$1 in aggregate for their interests in ADSs in accordance with the Restructuring Plan.

Neither the Company, nor the Depositary, makes any recommendation as to whether or when or not to convert to ADSs.  Shareholders are strongly recommended to consult their stockbroker, solicitor, accountant or other appropriate independent financial adviser authorised under the Financial Services and Markets Act 2000 (as amended), if they are resident in the United Kingdom, or if not, from an appropriately authorised independent ﬁnancial adviser.

Timetable and voting

The key times and dates of the Restructuring Plan are as follows:

Event	Time (GMT) and date
Shareholder plan meeting	2.00 p.m. on 2 December 2025
General meeting of Shareholders to consider Rule 9 waiver	2.30 p.m. on 2 December 2025
Noteholder plan meeting	3.00 p.m. on 2 December 2025
Secured Lender plan meeting	4.00 p.m. on 2 December 2025
Court sanction hearing	Time to be confirmed on 8 December 2025

Voting forms for the Shareholder, Noteholder and Secured Lender plan meetings should be completed and returned by 9:00 a.m. New York (EST) / 2:00 p.m. London (GMT) time on 28 November 2025.   Persons with an interest in the Company's ordinary shares or ADSs or notes held via a nominee or intermediary (such as a stockbroker or custodian or depositary) should note that such nominees or intermediaries will set earlier deadlines for receipt of voting instructions from beneficial owners to allow the collation of votes by such entities and the submission of voting forms by the deadline above.

Shareholders have been sent hard copy proxy forms for the Shareholder plan meeting and for the general meeting of shareholders to consider the Rule 9 waiver.  Shareholders should return both proxies to Computershare Investor Services PLC in accordance with the instructions on the proxy forms.  The form for the plan meeting must be returned by 2.00 p.m. (GMT) on 28 November 2025 and the form for the general meeting must be returned by 2.30 p.m. (GMT) on the same date.

Noteholders and the Secured Lender should complete a voting form online through the Plan Website (https://deals.is.kroll.com/argo). For assistance in completing the form, Noteholders and the Secured Lender should contact Kroll Issuer Services Limited, telephone +44 20 7089 0909 or email argo@is.kroll.com

Town hall meeting video

The Company's town hall meeting, at which Shareholders, Noteholders and other persons interested in the Restructuring Plan, had an opportunity to ask questions about the plan, was held on 19 November 2025.  For those plan participants that were not able to attend the meeting, a video of it has been uploaded to both the  Plan Website (https://deals.is.kroll.com/argo) and the Company's website (https://www.argoblockchain.com/investors/financial-information/uk-restructuring-plan).

General

Documents relating to the Restructuring Plan, including details of how to vote at the plan meetings being held on 2 December 2025, are available at https://deals.is.kroll.com/argo.

The Restructuring Plan has been structured to enable the Company to rely on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended, and certain other available exemptions under the U.S. Securities Act of 1933 and applicable state securities laws, in each case with respect to securities expected to be issued under the plan.

For further information of a general nature regarding the Restructuring Plan (including on the voting procedure), please contact Fladgate LLP, the Company's legal advisers, and for further information on the voting procedure, Noteholders and the Secured Lender should please contact the Information Agent and Shareholders should please contact Computershare:

FLADGATE LLP
Email:	Argo@fladgate.com
Address:	16 Great Queen Street, London, WC2B 5DG
Attention:	Jeremy Whiteson
THE INFORMATION AGENT
Email:	argo@is.kroll.com
Attention:	Argo team
COMPUTERSHARE
Email:	ir@argoblockchain.com
Attention:	Computershare
THE RETAIL ADVOCATE
Email:	jy@abadvocate.co.uk
Attention:	Jon Yorke

 About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

Forward looking statements

This announcement contains "forward-looking statements," which can be identified by words like "may," "will," "likely," "should," "expect," "anticipate," "future," "plan," "believe," "intend," "goal," "seek," "estimate," "project," "continue" and similar expressions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company's current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company's control. The information in this announcement about the proposed Restructuring Plan and its expected effects; Shareholders' ability to convert their ordinary shares to ADSs and the Company's anticipated ratio change are forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company's actual results and financial condition to differ materially from those indicated in the forward-looking statements include market conditions; the Company's ability to implement the proposed Restructuring Plan on the expected timeline or at all; the ability to retain the Company's listing on Nasdaq; operational, financial, regulatory, tax and legal risks; assumptions underlying revenue, EBITDA and valuation estimates; and the principal risks and uncertainties described in the risk factors set forth in the Company's Annual Report and Financial Statements and Form 20-F for the year ended 31 December 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 November, 2025	ARGO BLOCKCHAIN PLC By: /s/ Justin Nolan Name: Justin Nolan Title: Chief Executive Officer